82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT


10016163

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Bornheim, 10 August 2010

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

Enclosed please find our Ad-hoc Announcement which was published on August 2, 2010 concerning the share buyback for the issue of shares to employees for your documentation.

Kind regards,

Judith Sommer
pp. Judith Sommer

Enclosure

dlw 8/18

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder


HORNBACH
Es gibt immer was zu tun.

Ad hoc: Board of Management of HORNBACH-Baumarkt-AG resolves share buyback to facilitate issue of shares to employees

Bornheim, August 2, 2010. The Board of Management of Hornbach-Baumarkt-AG, based in Bornheim/Pfalz, ISIN DE0006084403, today resolved to acquire up to 20,000 own shares pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG). The shares are to be acquired already in preparation for the annual issue of shares to employees scheduled to take place at the end of 2010.

The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

The buyback of shares will begin on August 3, 2010 and will run for a limited period expiring on December 31, 2010. The purchase price to be paid by the company per share (excluding acquisition expenses) may not exceed or fall short of the stock market price by more than 10%. The stock market price shall be taken in this respect to be the average of the closing prices in Xetra trading at the Frankfurt Stock Exchange on the five stock market trading days immediately preceding the respective acquisition. Moreover, the shares will not be acquired at a price in excess of that determined pursuant to Article 5 (1) of Regulation (EC) No. 2273/2003 of the European Commission dated 22 December 2003.

Further information concerning the buyback of shares has been published in the "Investor Relations/Share buyback" section on the internet and can be found at the following URL:

http://www.hornbach-holding.com/investor/en/php/cont_investor_buyback.php

Moreover, the transactions executed will also be published at this address pursuant to Article 4 (4) of Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

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